

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

June 14, 2017

Mark Iwicki
Chief Executive Officer
Kala Pharmaceuticals, Inc.
100 Beaver Street, Suite 201
Waltham, MA 02453

> **Re:**   **Kala Pharmaceuticals, Inc.**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 2, 2017**
> **CIK No. 0001479419**

Dear Mr. Iwicki:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2017 letter.

Prospectus Summary
Our Product Candidates, page 2

1.   Please provide the basis for your estimate that dry eye disease affects approximately 33 million people in the U.S.

Manufacturing, page 112

2.   We note your disclosure that one of your testing laboratories has received a Form FDA 483 containing two inspectional observations. Please revise your disclosure to describe these inspectional observations.

Mark Iwicki
Kala Pharmaceuticals, Inc.
June 14, 2017
Page 2

You may contact Mark Brunhofer at (202) 551-3638 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or me at 202-551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Lia Der Marderosian, Esq.
   Wilmer Cutler Pickering Hale and Dorr LLP